ARNOLD & PORTER LLP

06011985

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 22, 2006

SUPPL

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a notice of an ordinary shareholders' meeting, which was disseminated to EDC's shareholders on March 14, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

dlw 3/28

82-4896

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Vicepresidente de Relaciones
Corporativas y con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Ordinaria

Caracas, Venezuela (14 de marzo de 2006) C.A. La Electricidad de Caracas convoca a sus Accionistas a la realización de una Asamblea General Ordinaria a celebrarse el día 30 de marzo de 2006, donde se tratarán los siguientes puntos:

1. Aprobación de los Estados Financieros Consolidados al cierre del año 2005.
2. Designación de los miembros principales, suplentes, consejero de la Junta Directiva para el período 2006-2007; así como también, los miembros del Comité de Directores Externos de la misma.
3. Resolver acerca de las normas contables aplicables a los Estados Financieros de la Sociedad a partir del ejercicio económico 2006.
4. Resolver acerca del monto del capital autorizado de la Sociedad y delegar en la Junta Directiva la decisión de decretar aumentos del capital suscrito destinados a programas especiales, dentro de los límites de la autorización que se otorgue.
5. Aprobación del límite máximo de circulación de papeles comerciales.
6. Aprobación del monto y plazos máximos de bonos, obligaciones u otros valores regulados por la Ley de Mercado de Capitales.
7. Elección de los comisarios principales y suplentes para el período 2006-2007.
8. Propuesta sobre pago de dividendos.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Sus 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradecemos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, al siguiente correo electrónico: edcinversionistas@aes.com

#82-4896

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Vice-President of
Corporate Affairs & Investor Relations
Phone: 0212 502-2950
edcinversionistas@aes.com

Ordinary Shareholders' Meeting

Caracas, Venezuela (March 14, 2006) C.A. La Electricidad de Caracas invites its shareholders to an Ordinary General Shareholders' Meeting to be held on March 30, 2006. This Assembly will consider:

1. Year end 2005 Results.
2. Elections of the primary and alternate members of the Board of Directors for the 2006-2007 period, as well as the members of the External Directors Committee, the Counselor, and commissioner for the same period.
3. Decide on the accounting principles to be applied to the Financial Statements, beginning with the fiscal year 2006.
4. Consider a proposal presented by the Board of Directors regarding the Company's authorized capital and to empower the Board of Directors to decide the necessary increases of the Company's Subscribed Capital, to be destined to special programs, and within the limits set by the shareholders' authorization.
5. Approval of a maximum limit of circulation of commercial papers.
6. Approval of the amount and tenor of bonds, obligations or other securities regulated by the capital market law.
7. Proposal for a dividend payment.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a world leading power supply company, with sales for 2004 of US$ 9.5 billion. AES supplies 45,000 MW of electricity to customers in 27 countries by using 113 power plants and 17 distributors. Our 30,000 employees are committed to operational excellence and meet global growing energy needs.

Please address any questions or comments related to this press release to Investor Relations, email address: edcinversionistas@aes.com